July 18, 2019

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On May 6, 2019, the Registrant, on behalf of its series, AlphaCentric Symmetry Strategy Fund (the “Fund”) filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act.”). Yesterday, you requested that the Registrant file correspondence with the current working version of the Fund’s Prospectus and Statement of Additional Information that reflect responses to comments you provided to me on June 6, 2019. Attached, please find marked versions of the Fund’s Prospectus and Statement of Additional Information, each of which reflect the responses the Registrant has authorized Thompson Hine LLP to make on its behalf.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

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